UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-10585

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN
FOR HOURLY EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.
469 NORTH HARRISON STREET
PRINCETON, NEW JERSEY 08543-5297

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

Page
Financial Statements and Supplemental Schedule:
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2009 and 2008	3
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2009 and 2008	4
Notes to Financial Statements	5

Supplemental Schedule:
Schedule of Assets (Held at End of Year) (Schedule H, Line 4i) December 31, 2009	17

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To The Retirement and Administrative Committee, Plan Administrator and Participants
Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees (formerly Church & Dwight Co., Inc. Profit Sharing Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2009 basic financial statements taken as a whole.

/s/ J.H. Cohn LLP
Roseland, New Jersey
June 29, 2010

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

ASSETS	2009	2008
Investments, at fair value:
Church & Dwight Co., Inc. common stock	$30,049,926	$29,285,102
Mutual Funds	37,879,214	24,829,551
Collective Trusts	15,930,164	15,098,472
Totals	83,859,304	69,213,125
Participant loans	1,630,112	1,626,251
Totals	85,489,416	70,839,376
Receivables:
Employer contributions	4,986,376	3,794,292
Participant contributions	-	58,174
Net assets available for benefits, at fair value	90,475,792	74,691,842
Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	(344,381)	197,387
Net assets available for benefits	$90,131,411	$74,889,229

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Additions (deductions) to net assets attributable to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$9,388,721	$(11,445,582)
Dividend and interest income	1,525,522	1,825,352
Totals	10,914,243	(9,620,230)
Contributions:
Participant	2,377,677	2,218,185
Employer	5,760,997	4,524,160
Totals	8,138,674	6,742,345
Other additions	28,764	-
Totals	19,081,681	(2,877,885)
Deductions from net assets attributable to:
Distributions to participants	3,567,995	5,709,716
Other deductions	725	9,800
Totals	3,568,720	5,719,516
Net increase (decrease) in plan assets before transfers	15,512,961	(8,597,401)
Transfers in (out) from/to other plans	(270,779)	(2,593,029)
Net increase (decrease) in plan assets after transfers	15,242,182	(11,190,430)
Net assets available for benefits:
Beginning of year	74,889,229	86,079,659
End of year	$90,131,411	$74,889,229

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:
The following description of Church & Dwight Co., Inc. (the "Company") Savings and Profit Sharing Plan for Hourly Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:
Effective July 1, 1984, the Church & Dwight Co., Inc. Investment Savings Plan was amended and restated to provide a cash or deferred arrangement (Internal Revenue Code Section 401(k)), for after-tax employee contributions and employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In 1994, the Investment Savings Plan was merged with the Profit Sharing Plan with the Profit Sharing Plan being the survivor of the merger.

Effective January 1, 2006, the Plan was renamed Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees and amended to exclude salaried employees. Coincident with such changes, the Company established Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees (collectively, the “New Plans”) to which the account balances of salaried employees under the Plan were transferred.

All hourly employees of the Company are eligible for participation in the Plan except for the following:

Hourly employees from Green River, Wyoming, hired before July 1, 1987 are not permitted to share in the allocation of any profit sharing contributions if the employee made an irrevocable election to stay in the Church & Dwight Co., Inc. Pension Plan For Green River Plant Hourly-Paid Employees (effective January 1, 2006, it is known as the Retirement Plan for Hourly Employees). All other hourly employees in Green River, Wyoming are eligible to make pre- and post-tax contributions, receive Company match, and receive the profit sharing contribution.

Effective July 16, 1998, the definition of regular employee was amended to include any nonunion hourly-paid employee of the Company who is employed at the Company’s Lakewood, New Jersey facility. However, these employees were not permitted to share in the Profit Sharing contribution until the Plan year beginning January 1, 2001.

Effective July 1, 2001, a regular employee included any nonunion hourly-paid employee of the Company who was employed at the Company’s North Brunswick, New Jersey; Harrisonville, Missouri and Chicago, Illinois facilities. As of December 31, 2009, the North Brunswick and Chicago facilities have been closed.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):
General (concluded):
Employees at the Company’s North Brunswick, New Jersey facility were not permitted to share in any allocations of profit sharing contributions until the Plan year beginning January 1, 2002.

Effective September 28, 2001 a regular employee included any non-union hourly-paid employees in the Colonial Heights, Virginia facility and any non-union hourly-paid employees of Armkel, LLC.

Effective January 1, 2002 BioVance Technologies, Inc. was added to the Plan as a participating employer and the definition of a regular employee was amended to include any nonunion hourly-paid employee of the Company who is employed at the Company’s Oskaloosa, Iowa facility. These employees were eligible for pre-tax and post-tax contributions, and receive Company match and profit sharing on the effective date above.

That portion of the Plan derived from account balances invested in Company stock and all contributions (including pre-tax, post-tax, Company match, and profit sharing) made after April 30, 2003 are considered and designated as an Employee Stock Ownership Plan (“ESOP”) component. The principal purpose of the ESOP is to provide Participants and Beneficiaries an ownership interest in the Company.

Effective January 1, 2006, Church & Dwight Virginia Co., Inc. was added to the Plan as a participating employer and the recently organized hourly union employees were added to the definition of Regular Employee. These union employees are eligible for pre-tax, post-tax, Company match and a maximum of a 4% profit sharing contribution regardless of the contribution that is allocated to the rest of the eligible employee population. Employees who are covered under the collective bargaining agreement are no longer eligible for the profit sharing contribution if they are approved for long-term disability.

Effective August 22, 2008, Church & Dwight Virginia Co., Inc. ceased to be a separate entity and the employees in Colonial Heights, Virginia again became employees of Church & Dwight Co., Inc. with no changes to the benefits outlined above.

Effective January 1, 2006, the Plan was amended to bring it into compliance with the Pension Protection Act of 2006.

Employees at the London, Ohio facility who are members of The United Industrial Service, Transportation, Professional and Government Workers of North America are not and never have been, permitted to share in any allocations of profit sharing contributions and/or matching contributions.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):
Administrative expenses:
Administrative costs are paid by the Company and by the Plan.

Contributions:
Participants may elect to make pre-tax, Roth (effective July 1, 2009) or post-tax contributions of 1% to 6% of compensation provided, however, that all contributions must be fixed in multiples of 1%. The Company matches an amount equal to 50% of each participant's pre-tax, Roth 401K effective July 1, 2009, or post-tax contribution up to a maximum of 6%. Participants may also elect to make additional pre-tax, Roth 401K effective July 1, 2009, or post-tax contributions that are not matched (HCE, highly compensated employees, are subject to separate limits). Effective July 1, 2003 the plan maximum was changed so that total participant contributions cannot exceed 70% of compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions but there is no Company Match on catch-up contributions.

Until July 1, 2009, the Company’s matching contributions of participants with less than 3 years of service were invested in the Company Stock Fund. For all other participants and for participants with less than 3 years of service effective July 1, 2009, Company match contributions are directed to the fund allocation selected by the participant. Participants specify which investment funds, in increments of 1% that their contributions are invested in, provided that not more than 50% (20% as of July 1, 2009) of such contributions are contributed to the Company Stock Fund.

Each year the Company shall make a profit sharing contribution to the fund in such amount as the Board in its discretion deems appropriate to Plan participants eligible as of December 31.  The minimum contribution shall be 4% for 2003 and beyond as long as this plan design is in place. Effective July 1, 2009, the first 1% of the profit sharing contribution percentage will be invested in Company stock.  For collectively bargained employees in Colonial Heights, Virginia, the profit sharing contribution is 4%.

A participant will specify in which investment fund, in increments of 1%, that the Company’s profit sharing contributions to their account will be invested. If no allocation is on file, the contribution is made to the target dated Retirement Fund nearest the participant’s 65th birthday.

A participant may, with the consent of the Plan administrator, make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified retirement plan or a conduit individual retirement account in which employees participated prior to their employment by the Company.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):
Participant accounts:
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:
Participants are fully vested at all times in their pre- or post-tax contributions and rollover contributions. Effective on August 1, 2007, Company match and profit sharing contributions for employees hired after that date vest in the same time frame as shown below:

Service	Vested Percentage (%)
Less than 2 years	0
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Upon termination of employment for any reason, other than retirement, death or total and permanent disability, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant's profit sharing account and Company matching contributions. A participant shall be 100% vested in the participant's profit sharing account and Company matching contributions upon the attainment of normal retirement age, or death. Employees who are approved for long-term disability are eligible for a continuing profit sharing contribution provided they do not take a distribution of their profit sharing account. The continuing profit sharing contribution ends after two years and the account is paid out based upon the vesting schedule above. Participants with 20 or more years of service at the onset of their disability are subject to different limits.  Profit sharing does not continue for bargaining unit employees who are approved for long-term disability at the Company’s Colonial Heights, Virginia facility.

Participant loans:
A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. All loans are secured by an equivalent lien on the participant’s non-forfeitable interest in the Plan and bear interest at prime plus 1%. Principal and interest are paid ratably through payroll deductions. Funds in an employee’s profit sharing account are not available for loans.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
Note 1 - Description of Plan (concluded):
Distributions:
Distribution may be taken as a lump-sum cash payment or as a rollover to a qualified plan or individual retirement account. In-kind distributions of Company Stock are also permitted.

Forfeitures:
Forfeitures of non-vested Company matching and profit-sharing contributions are used to reduce future Company contributions. During the years ended December 31, 2009 and 2008, Company matching and profit-sharing contributions were reduced by $219,142 and $250,638, respectively, for such forfeitures. The amount in the forfeitures account was $263,110 and $255,095 as of December 31, 2009 and 2008, respectively.

Note 2 - Summary of significant accounting policies:
Basis of presentation:
The accompanying financial statements are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the full benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (concluded):
Investment valuation and income recognition:
Investments in mutual funds are carried at market as determined by Vanguard Fiduciary Trust Company (the "Trustee"), based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain (loss) for each year is reflected in the statements of changes in net assets available for benefits. Participant loans are valued at their outstanding balance, which approximates fair value. The Plan’s interest in the collective trust at year-end is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of benefits:
Benefits are recorded when paid.

Note 3 - Investments:
The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008:

	2009	2008
Church & Dwight Co., Inc. common stock	$30,049,926	$29,285,102
Vanguard Retirement Savings Trust	15,930,164	15,098,472
T. Rowe Price Blue Chip Growth Fund	6,390,174	3,922,930

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments (concluded):
The Plan’s investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:
	2009	2008
Church & Dwight Co., Inc. common stock	$2,142,814	$1,320,956
Columbia Mid Cap Value Fund	215,719	(246,050)
Munder Mid Cap Core Growth Shares	425,402	(378,161)
Neuberger Berman Genesis Fund	396,035	(766,648)
PIMCO Total Return Bond Fund	222,218	(152,244)
T. Rowe Price Blue Chip Growth Fund	1,778,240	(2,770,733)
Thornburg International Value Fund	742,650	(522,858)
Van Kampen Growth & Income Fund	399,537	(794,197)
Vanguard S&P 500 Index Fund	258,692	(551,130)
Vanguard Small Cap Index Fund	100,665	(40,208)
Vanguard Target Retirement 2005 Fund	14,929	(15,286)
Vanguard Target Retirement 2010 Fund	123,399	(101,831)
Vanguard Target Retirement 2015 Fund	263,335	(255,620)
Vanguard Target Retirement 2020 Fund	348,407	(255,779)
Vanguard Target Retirement 2025 Fund	339,646	(253,551)
Vanguard Target Retirement 2030 Fund	402,777	(319,760)
Vanguard Target Retirement 2035 Fund	309,438	(241,587)
Vanguard Target Retirement 2040 Fund	255,707	(154,935)
Vanguard Target Retirement 2045 Fund	160,000	(85,684)
Vanguard Target Retirement 2050 Fund	100,911	(36,369)
Vanguard Target Retirement Income Fund	2,588	(1,153)
Vanguard Wellington Fund	385,613	(225,291)
George Putnam Fund of Boston	-	(533,228)
ING Index Plus Small Cap Fund	-	(16,565)
Lord Abbett Mid Cap Value Fund	-	(347,922)
Putnam International Equity Fund	-	(1,203,654)
Putnam Retirement Ready Maturity Fund	-	(19,356)
Putnam Retirement Ready 2010 Fund	-	(87,358)
Putnam Retirement Ready 2015 Fund	-	(270,245)
Putnam Retirement Ready 2020 Fund	-	(333,182)
Putnam Retirement Ready 2025 Fund	-	(299,662)
Putnam Retirement Ready 2030 Fund	-	(356,677)
Putnam Retirement Ready 2035 Fund	-	(270,839)
Putnam Retirement Ready 2040 Fund	-	(177,856)
Putnam Retirement Ready 2045 Fund	-	(96,797)
Putnam Retirement Ready 2050 Fund	-	(34,041)
Putnam Vista Fund	-	(550,081)
Totals	$9,388,722	$(11,445,582)

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 4 - Nonparticipant-directed investments:
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2009 and 2008 and for the years then ended:

	2009	2008
Net assets:
Company Stock	$-	$154,968
Changes in net assets:
Net appreciation (depreciation)	$(16,053)	$6,673
Dividends/interest	-	128
Employer contributions	71,630	125,691
Terminations and withdrawals	(707)	(5,369)
Forfeitures	(7,071)	55,606
Transfers to participant – directed investments	(201,550)	(196,495)
Loans	(1,217)	(3,688)
Fees and miscellaneous	-	11,718
Net increase (decrease)	(154,968)	(5,736)
Balance, beginning of year	154,968	160,704
Balance, end of year	$-	$154,968

Only the Company matching contributions for those participants with less than three years of service, made to the Company Stock Fund are nonparticipant-directed investments.

Effective July 1, 2009, the first 1% of the profit sharing contribution percentage is a nonparticipant directed investment and the Company matching contribution for participants with less than 3 years of service are no longer nonparticipant directed investments.

Note 5 - Related party transactions:
The Trustee is provided with the authority to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement effective October 1, 2008 with the Company. Certain Plan investments are in shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3 (14) of ERISA. Therefore, the Company's common stock transactions qualify as party-in-interest transactions.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 6 - Plan termination:
The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 7 - Tax status:
The Internal Revenue Service has determined and informed the Company by letter dated August 20, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 8 - Risks and uncertainties:
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 9 - Fair value measurements:
On January 1, 2008, the Plan adopted a Financial Accounting Standards Board (“FASB”) fair value measurements accounting standard, which defines fair value and establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB standard are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 9 - Fair value measurements (continued):
In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial assets carried at fair value at December 31, 2009 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Equity securities	$30,049,926	-	-	$30,049,926
Mutual funds	37,879,214	-	-	37,879,214
Common collective trust	-	-	$15,930,164	15,930,164
Participant loans	-	-	1,630,112	1,630,112
Total assets at fair value	$67,929,140	-	$17,560,276	$85,489,416

Financial assets carried at fair value at December 31, 2008 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Equity securities	$29,285,102	-	-	$29,285,102
Mutual funds	24,829,551	-	-	24,829,551
Common collective trust	-	-	$15,098,472	15,098,472
Participant loans	-	-	1,626,251	1,626,251
Total assets at fair value	$54,114,653	-	$16,724,723	$70,839,376

Equity securities and mutual funds are valued using market prices on active markets (Level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Level Three Gains and Losses:

Level 3 Assets
Year Ended December 31, 2009
	Participant Loans	Common Collective Trust	Total
Balance, beginning of year	$1,626,251	$15,098,472	$16,724,723
Dividends and interest	113,387	474,816	588,203
Purchases, sales, issuances and settlements (net)	(109,526)	356,876	247,350
Balance, end of year	$1,630,112	$15,930,164	$17,560,276

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
Note 9 - Fair value measurements (concluded):
Common collective trust
The Plan’s interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year end. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Participant loans
Participant loans are valued at amortized costs which approximate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 10 - Reconciliation of Financial Statements to Form 5500:
The following is a reconciliation of amounts reported in the 2009 and 2008 financial statements to amounts reported in the 2009 and 2008 Form 5500:

	2009	2008
Net assets available for benefits, per the financial statements	$90,131,411	$74,889,229
Adjustment from contract value to fair value for full benefit-responsive investment contracts	344,381	(197,387)
Net assets available for benefits, per Form 5500	$90,475,792	$74,691,842
Net appreciation (depreciation) in fair value of investments, per the financial statements	$9,388,721	$(11,445,582)
Adjustment from contract value to fair value for full benefit-responsive investment contracts	541,768	(441,197)
Net appreciation (depreciation) in fair value of investments, per Form 5500	$9,930,489	$(11,886,779)

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 11 - Investment Contract:
The Plan entered into a benefit-responsive investment contract with Vanguard Retirement Services Master Trust (the “Trust”).  The Trust maintains contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by Vanguard and the Trust, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0% for the contracts with the Trust. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include but are not limited to the following: (1) partial or complete legal termination of the Trust or a unit holder, (2) tax disqualification of the Trust or unit holder, and (3) certain Trust amendments if issuers’ consent is not obtained. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Certain data related to the benefit-responsive contracts in effect in 2009 and 2008 is presented below:

	2009	2008
Average yields:
Trust:
Based on actual earnings	3.31%	3.74%
Based on interest rate credited to participants	3.26%	5.60%

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES
EIN #13-4996950
Plan #006

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Schedule H, Line 4i)
DECEMBER 31, 2009

Identity of Issue, Borrower, Lessor or Similar Party	Investment Description	Cost	Current Value
*Church & Dwight Co., Inc.	Common Stock	$11,452,391	$30,049,926
Columbia Mid Cap Value Fund	Mutual Fund	853,381	863,289
Munder Mid Cap Core Growth Shares	Mutual Fund	1,743,586	1,830,600
Neuberger Berman Genesis Fund	Mutual Fund	1,854,588	1,822,535
PIMCO Total Return Fund	Mutual Fund	3,932,580	4,102,825
T. Rowe Price Blue Chip Growth Fund	Mutual Fund	5,723,692	6,390,174
Thornburg International Value Fund	Mutual Fund	3,047,365	3,313,089
Van Kempen Growth & Income Fund	Mutual Fund	1,977,825	2,047,587
*Vanguard 500 Index Fund	Mutual Fund	1,169,903	1,222,880
*Vanguard Small Cap Index Fund	Mutual Fund	532,266	589,545
*Vanguard Target Retirement 2005 Fund	Mutual Fund	138,493	144,349
*Vanguard Target Retirement 2010 Fund	Mutual Fund	848,138	868,840
*Vanguard Target Retirement 2015 Fund	Mutual Fund	1,904,350	1,975,835
*Vanguard Target Retirement 2020 Fund	Mutual Fund	1,975,743	2,082,622
*Vanguard Target Retirement 2025 Fund	Mutual Fund	1,821,289	1,924,667
*Vanguard Target Retirement 2030 Fund	Mutual Fund	1,848,121	1,957,290
*Vanguard Target Retirement 2035 Fund	Mutual Fund	1,483,702	1,594,056
*Vanguard Target Retirement 2040 Fund	Mutual Fund	1,048,056	1,164,485
*Vanguard Target Retirement 2045 Fund	Mutual Fund	658,067	737,067
*Vanguard Target Retirement 2050 Fund	Mutual Fund	382,932	447,628
*Vanguard Target Retirement Income Fund	Mutual Fund	26,117	27,961
*Vanguard Prime Money Market	Mutual Fund	263,102	263,101
*Vanguard Wellington Fund	Mutual Fund	2,339,249	2,508,789
*Vanguard Retirement Savings Trust	Collective Trust	15,585,783	15,930,164
		62,610,719	83,859,304
*Participant Loan Fund (various maturity dates with interest rates ranging from 4.25% to 9.25%)	Loan	1,630,112	1,630,112
Totals		$64,240,831	$85,489,416

* Party-in-interest.

See Report of Independent Registered Public Accounting Firm